UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Warrant Grant

On September 1, 2023, the Company’s board of directors granted an aggregate of 100,000 warrants (the “Warrants”) to the Company’s Chief Executive Officer. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to the exercise price equal to $1.02. Such Warrants will be subject to the Company’s standard terms and conditions and will vest in equal monthly installments of 1/36th per month over three years from the date of grant.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 312,642 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to Section 2.5 of the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Closing of Warrant Exercise Window

On September 18, 2023, an exercise window closed for outstanding warrants of the Company exercisable for the Company’s ordinary shares. In connection with the exercises of certain of such warrants during this exercise window, the Company registered aggregate share capital increases of nominal DKK 10,836 with the Danish Business Authority, with effective date of September 13, 2023, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 27,662,484 through the issuance of such 10,836 ordinary shares against aggregate cash consideration of DKK 10,836 (or approximately USD $1,558.98 based on the DKK-USD exchange rate on September  13, 2023). The Company’s Articles of Association were amended to reflect these issuances of these ordinary shares and are attached hereto as Exhibit 1.1.

Warrant Grant

On September 19, 2023, the Company’s board of directors granted 150,000 warrants (the “Consultant Warrants”) to a consultant of the Company. In connection with the grant of the Consultant Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Consultant Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to US $1.50 per share, converted into DKK using the official exchange rate between DKK and USD on the date of exercise. The Consultant Warrants were issued on the terms and conditions set out in Appendix 5 of the Company’s Articles of Association and vest 1/4 on November 20, 2023, 1/4 on February 20, 2024, ¼ on May 20, 2024 and ¼ on August 20, 2024.

After giving effect to the grant of the Consultant Warrants described above, warrants to subscribe for an additional 29,850,000 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to Section 2.10 of the Company’s Articles of Association. The foregoing description of the material terms of the Consultant Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: September 25, 2023	By:	/s/ Sabine Mølleskov
Sabine Mølleskov
VP Investor Relations